111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

March 3, 2021

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your comments regarding the registration statements originally filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on December 23, 2020 and January 22, 2021 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Buffer ETF – March, FT Cboe Vest U.S. Equity Deep Buffer ETF – March, FT Cboe Vest Growth-100 Buffer ETF – March, FT Cboe Vest International Equity Buffer ETF – March, FT Cboe Vest U.S. Equity Buffer ETF – April and FT Cboe Vest U.S. Equity Deep Buffer ETF – April (the “Funds”), each a series of the Trust. This letter also responds to outstanding Buffer Fund comments from the December 23, 2020 correspondence filing. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

The following comments relate to each of the FT Cboe Vest U.S. Equity Buffer ETF – March, FT Cboe Vest U.S. Equity Deep Buffer ETF – March, FT Cboe Vest Growth-100 Buffer ETF – March, FT Cboe Vest International Equity Buffer ETF – March, FT Cboe Vest U.S. Equity Buffer ETF – April and FT Cboe Vest U.S. Equity Deep Buffer ETF – April

Comment 1 – General

Where a comment is made in one location (e.g., summary section), it is applicable to all similar disclosure appearing elsewhere in the Registration Statements (e.g., statutory prospectus). Please ensure that corresponding changes are made to all similar disclosure.

The comments are made with respect to the FT Cboe Vest U.S. Equity Buffer ETF – March Registration Statement. To the extent applicable, please apply all comments provided to the FT Cboe Vest U.S. Equity Buffer ETF – March to the other Registration Statements.

The Staff notes that the FT Cboe Vest U.S. Equity Buffer ETF – April and FT Cboe Vest U.S. Equity Deep Buffer ETF – April Registration Statements contain updated information that should also be reflected in the March Registration Statements. The Staff also notes that any comments made to the April Registration Statements apply to the March Registration Statements.

Please include the representation the Trust included in its January 8, 2021 response letter (i.e., the Trust has considered all previously provided Buffer Fund comments and incorporated revisions in response to all applicable comments so that, with respect to the same or substantively similar disclosure, the disclosure in this filing is the same as or substantively consistent with other Buffer Fund disclosure.)

Response to Comment 1

The Registration Statements have been revised in accordance with this comment. The Trust has considered all previously provided Buffer Fund comments and incorporated revisions in response to all applicable comments so that, with respect to the same or substantively similar disclosure, the disclosure in these filings is the same as or substantively consistent with other Buffer Fund disclosure.

Comment 2 – Cover Page

In the first sentence of the cover page, please specify the returns are “price returns” of the Underlying ETF. Additionally, please remove “buffer” from the sentence that provides the cap and buffer may change based on market rates as of the start of the new Target Outcome Period, since the buffer will not change in subsequent Target Outcome Periods.

Response to Comment 2

The Registration Statements have been revised in accordance with this comment.

Comment 3 – Cover Page

The Registration Statement provides, “The Fund has characteristics unlike many other typical investment products and may not be suitable for all investors.” Please move this sentence to a more prominent position on first page of cover page.

Response to Comment 3

The Registration Statements have been revised in accordance with this comment.

Comment 4 – General

Please provide the buffer amount net of fees and expenses throughout the Registration Statement, similar to how the Fund provides the Cap percentage after fees and expenses.

Response to Comment 4

The Registration Statements have been revised in accordance with this comment.

Comment 5 – Principal Investment Strategies

The Staff notes the Registration Statement provides a cross reference, “For more information, see below.” Please enhance the cross reference to “Subsequent Target Outcome Periods.”

Response to Comment 5

The Registration Statements have been revised in accordance with this comment.

Comment 6 – Principal Investment Strategies

The Registration Statement provides, “While the cap and buffer reference the price performance of the Underlying ETF over the Target Outcome Period, the Fund expects its NAV to experience the same general price movement, cap and buffer as a percentage gain or loss over the Target Outcome Period.”

The Staff notes the Target Outcome Period performance on the Funds’ website shows that there are periods of significant disparity between the Fund’s NAV and the Underlying ETF’s price performance. In light of this disparity, please consider elaborating on the above sentence to add disclosure regarding the correlation between the Fund’s NAV and the Underlying ETF’s price performance.

Response to Comment 6

In accordance with this comment, the following disclosure has been added after the referenced disclosure.

During the Target Outcome Period, there may be periods of significant disparity between the Fund’s NAV and the Underlying ETF’s price performance.

Comment 7 – Principal Investment Strategies

The Registration Statement provides, “In addition, the price of the Underlying ETF is likely to be different from the price of the Underlying ETF at the start of the Target Outcome Period.” Please explain in this disclosure how this statement may impact an investor’s return.

Response to Comment 7

The referenced disclosure has been removed because the preceding disclosure explains how changes in the price of the Underlying ETF may impact an investor’s return.

The following comments relate to the FT Cboe Vest U.S. Equity Deep Buffer ETF – April

Comment 8 – Bar Chart

In the bar chart on page 7 of the Registration Statement, please add “Hypothetical” before “Cap Level.”

Response to Comment 8

The Registration Statement has been revised in accordance with this comment.

Comment 9 – Graph

In the line graph on page 9 of the Registration Statement, please consider labeling the two axes.

Response to Comment 9

The Registration Statement has been revised in accordance with this comment.

Comment 10 – Graph Disclosure

In the first bullet under the line graph on page 9 of the Registration Statement, please clearly disclose that the Fund’s intended return profile is hypothetical.

Response to Comment 10

The Registration Statement has been revised in accordance with this comment.

Comment 11 – Graph Disclosure

The second bullet under the line graph on page 9 of the Registration Statement provides, “The caps in the graphs above are for illustration only and the actual caps may be different.” Please consider moving or repeating this sentence in the introductory paragraph before the bar chart since it applies to both the bar chart and the line graph.

Response to Comment 11

The referenced disclosure has been added before the bar chart.

The following comments relate to each of the FT Cboe Vest U.S. Equity Buffer ETF – March, FT Cboe Vest U.S. Equity Deep Buffer ETF – March, FT Cboe Vest Growth-100 Buffer ETF – March and FT Cboe Vest International Equity Buffer ETF – March

Comment 12 – General

In the Subsequent Target Outcome Periods section and in parallel disclosure in the Statement of Additional Information, please confirm that each Fund will update its website with information relating to the new cap at the beginning of each new Target Outcome Period.

Response to Comment 12

The Funds confirm that they will update their websites with information relating to the new cap at the beginning of each new Target Outcome Period.

Comment 13 – Principal Risks

Please supplementally confirm to the Staff whether the Funds will continue to satisfy its redemption requests in cash rather than in-kind. If so, please revise the Cash Transactions Risk and corresponding disclosure in the prospectus to reflect the expectation that each Fund will satisfy redemptions requests in cash.

Response to Comment 13

The Funds can satisfy redemption requests in cash and/or in-kind. The Funds believe that the Cash Transactions Risk accurately describes these possibilities. Additionally, the following disclosure has been removed from the cover page of the prospectus:

The Fund’s Creation Units are generally issued and redeemed in-kind for securities in which the Fund invests and/or cash and only to and from broker-dealers and large institutional investors that have entered into participation agreements.

Comment 14 – Principal Risks

Please remove “The Fund may utilize options,” from the beginning of the Options Risk since each Fund’s Principal Investment Strategies states the Fund will invest exclusively in FLEX Options.

Response to Comment 14

The Registration Statements have been revised in accordance with this comment.

Comment 15 – Exhibits

Please file or incorporate by reference the Sub-Advisor’s Code of Ethics.

Response to Comment 15

The Sub-Advisors Code of Ethics will be filed with the Registration Statement or incorporated by reference.

The following comments relate to each of the FT Cboe Vest U.S. Equity Deep Buffer ETF – March and FT Cboe Vest U.S. Equity Deep Buffer ETF – April

Comment 16 – Principal Investment Strategies

In the second bullet on page 5 of the Registration Statement, please explain “one-to-one basis” (i.e., if the Underlying ETF loses 5%, the Fund will also lose 5%).

Similarly, in the third bullet on page 5 of the Registration Statement, please explain the
“-5% and -30%” (i.e., if the Underlying ETF loses 35%, the Fund will lose 5%). Please make both of these changes in parallel disclosure throughout the Registration Statement.

Response to Comment 16

The Registration Statements have been revised in accordance with this comment.

The following comments relate to each of the FT Cboe Vest Growth-100 Buffer ETF – March and FT Cboe Vest International Equity Buffer ETF – March

Comment 17 – General

Please update the disclosure if available to reflect the Underlying ETF’s updated prospectus information.

Response to Comment 17

The Registration Statements have been revised in accordance with this comment.

The following are outstanding comments from the December 23, 2020 correspondence filing.

Comment 18 – Investment Objective

In order to make the Fund’s investment objective easier to understand, please consider deleting the capped amount after fees and expenses (or fees, expenses and taxes as applicable) and, alternatively, simply stating that the cap and buffer will be reduced by fees, expenses and taxes.

Response to Comment 18

The Registration Statements have been revised in accordance with this comment.

Comment 19 – Principal Investment Strategies

The disclosure indicates that a shareholder holding Fund shares for an entire Target Outcome Period could lose their entire investment. Please revise the disclosure to indicate under what circumstances this would occur or consider removing the disclosure entirely. Please consider revising the disclose to distinguish an entire loss scenario when Fund shares are held for a full Target Outcome Period versus when an investment is made in Fund shares after the commencement of a Target Outcome Period

Response to Comment 19

In accordance with this comment, the disclosure has been removed.

Comment 20 – Principal Risks

With respect to the disclosure set forth below under “FLEX Options Risk,” please explain how this risk affects (1) investors who hold shares for an entire Outcome Period and (2) investors who hold shares for less than an entire Outcome Period. If the risk is more prevalent for investors who hold shares for less than an entire Outcome Period, please disclose the same.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless.

Response to Comment 20

The Funds believe that this risk is the same for both (1) investors who hold shares for an entire Outcome Period and (2) investors who hold shares for less than an entire Outcome Period, and therefore does not need to distinguish between the two groups of investors in this scenario.

Comment 21 – Principal Risks

The staff notes that the disclosure under “FLEX Options Risk” reproduced below suggests that the Fund may not be able to provide the Outcomes. Please explain whether this risk is intended to disclose that the Fund may deviate from the returns of the Underlying ETF during the Target Outcome Period.

Less liquidity in the trading of the Fund’s FLEX Options could have an impact on the prices paid or received by the Fund for the FLEX Options in connection with creations and redemptions of the Fund’s shares. Depending on the nature of this impact to pricing, the Fund may be forced to pay more for redemptions (or receive less for creations) than the price at which it currently values the FLEX Options. Such overpayment or under collection could reduce the Fund’s ability to maintain the cap and buffer.

Response to Comment 21

This risk is intended to disclose that this may impact the value of the Fund and whether the Fund can satisfy its investment objective, and has been revised to the following:

Less liquidity in the trading of the Fund’s FLEX Options could have an impact on the prices paid or received by the Fund for the FLEX Options in connection with creations and redemptions of the Fund’s shares. Depending on the nature of this impact to pricing, the Fund may be forced to pay more for redemptions (or receive less for creations) than the price at which it currently values the FLEX Options. Such overpayment or under collection may impact the value of the Fund and whether the Fund can satisfy its investment objective.

Comment 22 – Principal Risks

With respect to the new second paragraph of “FLEX Options Risk,” please explain supplementally how this disclosure is consistent with the previous statement that the OCC serves as “the buyer for every seller and the seller for every buyer.” If a clearing member were to suffer a bankruptcy, would the OCC not cover its obligations? Please explain and revise the disclosure accordingly.

Additionally, please disclose under what circumstances the OCC would be “unable or unwilling to perform its obligations under the FLEX Options contracts.”

Response to Comment 22

The OCC guarantees performance by each of the counterparties to the FLEX Options, becoming the “buyer for every seller and the seller for every buyer,” protecting clearing members and options traders from counterparty risk. However, there is still the risk that a clearing member defaults. The OCC manages this risk through financial safeguards that include rigorous admission standards, member surveillance activities, collection of high-quality margin collateral and a mutualized clearing fund. If a clearing member defaults, the OCC may close out positions and convert deposits of the clearing member to cash in accordance with its clearing member default rules and procedures. As a result of this process, there is a risk that the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. Additionally, the OCC may be unable to perform its obligations if the OCC itself fails due to unexpected events. In accordance with this comment, the second paragraph of the “Flex Options Risk” in the section entitled “Principal Risks” has been removed and the second paragraph of the “Flex Options Risk” in the section entitled “Risks of Investing in the Fund – Principal Risks” has been replaced with the following:

Transactions in FLEX Options are required to be centrally cleared. In a transaction involving FLEX Options, the Fund’s counterparty is the OCC, rather than a bank or broker. Since the Fund is not a member of the OCC and only members (“clearing members”) can participate directly in the OCC, the Fund will hold its FLEX Options through accounts at clearing members. Although clearing members guarantee performance of their clients’ obligations to the OCC, there is a risk that a clearing member may default. The OCC collects margin, maintains a clearing fund specifically to mitigate a clearing member default and segregates all customer accounts from a clearing member’s proprietary accounts, which further acts to protect a clearing member’s customers from the default of the clearing member. However, there is still a risk that the assets of the Fund might not be fully protected in the event of a clearing member’s default. If the Fund’s clearing member defaults, the OCC may transfer customer accounts to another clearing member. The OCC may also close out positions and convert deposits of the defaulting clearing member to cash. As a result of this process, the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. Therefore, the Fund could experience and significant loss in the event of a clearing member’s default. Additionally, the OCC may be unable to perform its obligations under the FLEX Options contracts due to unexpected events, which could negatively impact the value of the Fund.

Comment 23 – Principal Risks

The staff notes that the first three sentences under “FLEX Options Valuation Risk” address correlation risk. Please revise the disclosure to explain correlation risk directly.

Response to Comment 23

The Registration Statements have been revised in accordance with this comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP
By:	/s/ Eric F. Fess
Eric F. Fess